UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 1-11437

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANDIA CORPORATION

SAVINGS AND INCOME PLAN

P.O Box 5800, Mail Stop 1302

Albuquerque, NM 87185-1302

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION

6801 Rockledge Drive

Bethesda, MD 20817

Sandia Corporation Savings and Income Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Plan Administrator of the NTESS

Savings and Income Plan and the

National Technology & Engineering Solutions of Sandia LLC Investment Committee

We have audited the accompanying statements of net assets available for benefits of Sandia Corporation Savings and Income Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sandia Corporation Savings and Income Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Sandia Corporation Savings and Income Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

Washington, D.C.

June 22, 2017

Sandia Corporation Savings and Income Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2016	2015
Assets
Investments:
Investments, at fair value	$2,770,532	$2,529,965
Investments in fully benefit-responsive investment contracts, at contract value	539,678	522,558

Receivables:
Notes receivable from participants	32,027	30,323
Transfers receivable from other plans	428	—

Total net assets available for benefits	$3,342,665	$3,082,846

The accompanying notes are an integral part of these financial statements.

Sandia Corporation Savings and Income Plan

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year Ended December 31, 2016
Net assets available for benefits at beginning of year	$3,082,846

Additions to net assets:
Contributions:
Participant	144,521
Employer	76,220

Total contributions	220,741

Investment income:
Net appreciation in fair value of investments	201,272
Interest and dividends	26,355

Total investment income	227,627
Interest income on notes receivable from participants	1,036

Total additions	449,404

Deductions from net assets:
Benefit payments	187,250
Administrative expenses	2,763

Total deductions	190,013
Net increase	259,391
Transfers from other plans	428

Net assets available for benefits at end of year	$3,342,665

The accompanying notes are an integral part of these financial statements.

Sandia Corporation Savings and Income Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Sandia Corporation Savings and Income Plan (now called the NTESS Savings and Income Plan) (the “Plan”) provides only general information about the Plan’s provisions. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

At 12:01 a.m., Mountain Daylight Time, on May 1, 2017, Lockheed Martin Corporation (“Lockheed Martin”) transferred ownership of Sandia Corporation (“Sandia”), then a wholly-owned subsidiary of Lockheed Martin, to National Technology & Engineering Solutions of Sandia, LLC (“Old NTESS”), a wholly-owned subsidiary of Honeywell International, Inc. (“Honeywell”). At 12:02 a.m., Mountain Daylight Time, on May 1, 2017 Old NTESS merged with and into Sandia (the “Merger”), with Sandia being the surviving corporation in the Merger. In connection with the Merger, Sandia converted from a Delaware corporation into a Delaware limited liability company and changed its name to National Technology & Engineering Solutions of Sandia, LLC. (“New NTESS” or the “Corporation” and the “Conversion”). By virtue of the Merger and the Conversion, New NTESS became the plan sponsor (the “Plan Sponsor”) of the “Sandia Corporation Savings and Income Plan” which was renamed the “NTESS Savings and Income Plan.” The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) which covers the majority of employees of NTESS who have attained age 21. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) serves as the record-keeper of the Plan. The Employee Benefits Committee of New NTESS is the Plan Administrator. On May 1, 2017, in conjunction with the Merger and Conversion, the Plan Administrator filed a Form 15 which disclosed that, effective April 30, 2017, the Plan no longer offers Lockheed Martin common stock, par value $1.00 per share, as an investment option under the Plan; that, therefore, interests in the Plan no longer require registration; and that, accordingly, the Form 15 was being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K. Consequently, this Form 11-K, reflecting the fiscal year ended December 31, 2016, will be the last filed.

Contributions

Annually, participants may contribute from 2% to 75% of their eligible earnings, as defined in the Plan document, in 1% increments, on a pre-tax, Roth and after-tax basis. The total allotment of pre-tax, Roth and after-tax contributions cannot exceed the maximum amount permitted under the Internal Revenue Code.

In addition, each payroll period the Corporation contributes 66 2/3% of the sum of each participant’s pretax, Roth and after-tax contribution up to 6% of eligible earnings. The Plan allows participants aged 50 or older to make catch-up contributions as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Nonunion employees hired on or after January 1, 2009 are eligible for Enhanced (non-elective) Contributions, which are contributions made by the Corporation in the amount of 6% of eligible earnings per pay period until 15 years of service and then 7% is contributed thereafter. Office and Professional Employees International Union members hired on or after July 1, 2009, and Metal Trades Council members and Security Police Association members hired on or after July 1, 2010 are also eligible for Enhanced Contributions.

Participant Accounts

Each participant’s account is credited with the participant’s and the employer’s contributions and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Transfers

Transfers to the Plan of $428,000 relate to employee transfers from Lockheed Martin entities to Sandia Corporation. These employees elected to transfer their accounts from Lockheed Martin defined contribution plans.

Benefit Payments

The Plan provides for the payment of benefits upon termination, death, or retirement based on the balance in the participant’s vested account. Lump-sum or periodic payment elections may be made. Hardship and in-service withdrawals are also permitted, if certain conditions are met.

Vesting

All participants are immediately vested in their contributions, the Corporation match and actual earnings thereon. Enhanced Contributions are 100% vested after the completion of 3 years of vesting service.

Forfeited Accounts

At December 31, 2016 and 2015, forfeited nonvested accounts totaled $60,000 and $50,000, respectively. These accounts will be used to reduce future employer contributions, Enhanced Contributions, and/or pay administrative expenses of the Plan. In 2016, employer contributions were reduced by $280,000 from forfeited nonvested accounts.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from 12 months to 56 months. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the date of the loan. Principal and interest are paid ratably through payroll deductions. A maximum of two loans are permitted at one time. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination

While it has not expressed any intent to do so, the Corporation may terminate the Plan at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA and any applicable collective bargaining agreements. In the event of the Plan’s termination, participants will receive a payment equal to the total vested and unvested value of their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measurement attributable to fully benefit-responsive contracts because it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. See Note 3 for discussion of fair value measurements and fully-benefit responsive contracts.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year. Interest income on notes receivable from participants is recorded on the accrual basis.

Administrative Expenses

The Corporation pays substantially all administrative expenses of the Plan, except for investment-related expenses, which are paid by the Plan. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits, and expenses paid by the Corporation are excluded from these financial statements.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued a new standard that eliminates the current requirement to categorize within the fair value hierarchy investments with fair values measured at net asset value (NAV) using the practical expedient in Accounting Standards Codification (ASC) 820 “Fair Value Measurement.” The new standard will require entities to disclose the fair values of such investments as a reconciling item between the balance sheet amounts and the amounts reported in the fair value hierarchy table. Entities will be required to continue to disclose information describing the nature and risks of the investments measured using the NAV practical expedient. The standard is effective for the Plan beginning on January 1, 2016, with early adoption permitted. The Plan adopted the standard on January 1, 2015.

In July 2015, the FASB issued a new three-part standard that simplifies employee benefit plan reporting. Part I of the standard eliminates the requirement to measure and present fully benefit-responsive investment contracts at fair value within the statements of net assets available for benefits and related disclosures and also eliminates the requirement to reconcile contract value to fair value, when these measures differ. Under the new standard, fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. Part II of the standard simplifies plan investment disclosures and Part III provides for a measurement-date practical expedient. The standard is effective for the Plan beginning on January 1, 2016. Plans may early adopt any of the three parts of the standard without adopting the other parts. The Plan early adopted Parts I and II of the standard in 2015 and reflected the provisions of Parts I and II for all periods presented in these financial statements. The measurement date practical expedient provided by Part III of the standard is not applicable as the Plan’s year end coincides with the end of the reporting year in which investments are measured.

3. Investments

General

The Plan invests in an interest income fund that holds synthetic guaranteed investment contracts (GICs) that are fully benefit-responsive with insurance companies and other financial institutions. Since the synthetic GICs are fully benefit-responsive, contract value is the most relevant measurement attribute for that portion of net assets available for benefits attributable to synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration of the underlying investments through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the fair value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield-to-maturity of the underlying securities, but is also affected by the differential between the contract value and the fair value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted monthly.

Certain events limit the ability of the Plan to transact at contract value. Upon the occurrence of certain events, such as the Plan’s failure to maintain its tax qualified status, the fair value of the investment in the synthetic GICs (if lower than its book value) may be repaid. No such events are currently known to have occurred, nor are any such events contemplated as probable by management of the Plan.

Under certain circumstances investment contracts may be terminated. Settlement upon termination will be at contract value unless the terms of the contract were not met or other events as described above trigger payment at fair value.

The Plan owns the investments underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. As of December 31, 2016 and 2015, the fair values of the wrap contracts were not material.

Primarily as a result of the Plan’s investment in certain common/collective trusts, the Plan’s assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Plan’s exposure to derivatives is limited to its investment in these common/collective trusts. At December 31, 2016 and 2015, the Plan’s financial exposure related to derivatives was not material.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in the valuation techniques into three levels as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities;

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

Level 3 – Unobservable inputs where valuation models are supported by little or no market activity that one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Plan by asset category and their level within the fair value hierarchy as of December 31, 2016 (in thousands):

	Level 1	Level 2	Total
Company Common Stock Fund	$166,414	$—	$166,414
Mutual funds:
U.S. equities	228,211	—	228,211
International equities	58,976	—	58,976
U.S. bonds	60	—	60
Common/collective trusts	—	2,210,357	2,210,357
Managed separate accounts	106,514	—	106,514

Total investment assets at fair value	$560,175	$2,210,357	$2,770,532

Receivables, net			32,027
Fully benefit-responsive investment contracts at contract value			539,678

Total net assets			$3,342,237

The following table presents the fair value of the assets in the Plan by asset category and their level within the fair value hierarchy as of December 31, 2015 (in thousands):

	Level 1	Level 2	Total
Company Common Stock Fund	$139,924	$—	$139,924
Mutual funds:
U.S. equities	177,465	—	177,465
International equities	57,357	—	57,357
U.S. bonds	186	—	186
Common/collective trusts	—	2,053,006	2,053,006
Managed separate accounts	102,027	—	102,027

Total investment assets at fair value	$476,959	$2,053,006	$2,529,965

Receivables, net			30,323
Fully benefit-responsive investment contracts at contract value			522,558

Total net assets			$3,082,846

There are no financial assets or liabilities categorized as Level 3 in the Plan as of December 31, 2016 or December 31, 2015. During 2016, the Plan had no financial assets or liabilities that were transferred between Levels 1 and 2.

Valuation Techniques

The fair value of the Company Common Stock Fund, which consists primarily of Lockheed Martin common stock, is the combined fair value of the underlying common stock and short-term cash position of the fund. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. The short-term cash portion of the fund is recorded at cost, which approximates fair value.

Effective April 28, 2017, the Company Common Stock Fund is no longer an investment option for new contributions and investment transfers. On April 30, 2018 all remaining investments in the Company Common Stock Fund will be liquidated and participant balances will be transferred to a Vanguard Target Retirement Trust based on date of birth and assumed retirement age of 65.

Mutual funds are valued at the net asset value of shares held by the Plan at year-end reported on the active market on which the individual securities are traded. Common/collective trusts and managed separate accounts are valued at the net asset value of units or shares held by the Plan at year-end; the net asset value for these investments is corroborated by observable market data (e.g., purchases or sales activity). Units in common/collective trusts may be redeemed on a daily basis.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Parties-in-Interest Transactions

The following transactions are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exist:

The Plan held 652,294 and 631,516 shares of Lockheed Martin common stock within the Company Common Stock Fund as of December 31, 2016 and 2015, respectively. Dividends earned by the Plan on Lockheed Martin common stock were $4,425,465 for the year ended December 31, 2016.

The Plan paid $1,423,522 in expenses to FMTC, the trustee and FIIOC, the record-keeper, for the year ended December 31, 2016. Certain plan investments are managed by affiliates of the Plan’s trustee.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from taxation.

The Plan has been amended since issuance of the determination letter. However, the plan administrator and the Corporation’s counsel believe that the current design and operations of the Plan are in compliance with applicable provisions of the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The plan administrator believes it is no longer subject to federal tax examinations for years prior to 2013.

6. Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, net assets available for plan benefits and total additions to net assets available for plan benefits on the Form 5500 exceeded the related amounts on the financial statements by $2,770,000 and $4,980,000 as of December 31, 2016 and 2015, due to the differences between fair value and contract value for fully benefit-responsive investment contracts.

Sandia Corporation Savings and Income Plan

Employer Identification Number 85-0097942, Plan Number 008

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(in thousands)

December 31, 2016

Identity of Issue, Borrower, Lessor, or Similar Party and Description	Number of Shares or Units (1)	Current Value
Dimensional Fund Advisors U.S. Small Cap Portfolio Institutional Class	4,566	$154,516
* Fidelity Investments Money Market Treasury Portfolio – Class I	60	60
Templeton Foreign Fund Class R6	8,585	58,976
T. Rowe Price Institutional Large-Cap Value Fund	3,514	73,695

Total investments in mutual funds		$287,247

BlackRock Strategic Completion Fund	548	5,488
BlackRock Equity Index Fund	45,153	468,806
* Fidelity Contrafund Commingled Pool	33,065	397,440
* Fidelity Growth Company Commingled Pool	18,060	249,410
International Equity Index Portfolio, managed by Blackrock Institutional Trust Company, N.A.	16,960	166,808
Harding Loevner Emerging Markets Collective Investment Fund Class S	1,087	10,796
Vanguard Target Retirement Income Trust I	892	42,100
Vanguard Target Retirement 2010 Trust I	73	3,301
Vanguard Target Retirement 2015 Trust I	1,111	51,140
Vanguard Target Retirement 2020 Trust I	2,981	138,513
Vanguard Target Retirement 2025 Trust I	2,791	128,370
Vanguard Target Retirement 2030 Trust I	1,952	89,266
Vanguard Target Retirement 2035 Trust I	1,456	67,062
Vanguard Target Retirement 2040 Trust I	1,461	68,513
Vanguard Target Retirement 2045 Trust I	1,664	77,850
Vanguard Target Retirement 2050 Trust I	1,130	53,164
Vanguard Target Retirement 2055 Trust I	371	21,289
Vanguard Target Retirement 2060 Trust I	183	5,525
State Street U.S. Bond Index Securities Lending Series Fund Class XIV	17,063	165,516

Total investments in common collective trust funds		$2,210,357

* Intermediate Bond Custom Fund, managed by Fidelity Institutional Asset Management	8,174	85,744
Luther King Capital Management Small-Mid Cap Fund	1,450	20,770

Total investments in managed separate accounts		$106,514

* Interest Income Fund, synthetic guaranteed investment contracts managed by Fidelity Institutional Asset Management	539,678	542,448
* Company Common Stock Fund, primarily Lockheed Martin Corporation common stock	1,048	166,414
* Notes receivable from participants (interest rates ranging from 3.25% to 3.50%; varying maturities)		32,027

Total Investments, at fair value		$3,345,007

*	Indicates party-in-interest to the Plan.

(1)	Shares or units are in thousands.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NTESS Savings and Income Plan, by Employee Benefits Committee as Plan Administrator

Date: June 22, 2017	by:	/s/ Leah Mitchell
Leah Mitchell, Senior Manager Retirement Investment Management Department National Technology & Engineering Solutions of Sandia LLC

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm